190 Office Park Way

Pittsford, New York 14534

585-387-9000

Via EDGAR

August 12, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention:  Debra O’Neill Johnson

Re:

Prasad Series Trust

Investment Company Act File No: 811-8993

Form N-CSR for Fiscal Year Ending 03-31-10

Dear Ms. O’Neill Johnson:

On behalf of Prasad Series Trust (“Registrant”), we are transmitting this letter in response to comments that we received from you via telephone on June 30, 2010 in connection with the filing of Registrant’s Form N-CSR relating to the fiscal year ended March 31, 2010.  This letter sets forth Registrant’s responses to the staff’s comments and explains how Registrant has addressed or intends to address those comments. Responses to the staff’s Comments are numbered sequentially.

1.

Explain why investments in options is not disclosed as a “principal investment strategy” in the Fund’s Prospectus with related risk disclosure.

Registrant acknowledges that “Statement of Operations” section of the Registrant’s Annual Report for the fiscal year ended reflects investments in call options as of March 31, 2010 in an amount equal to 0.19% of the Fund’s assets.  Registrant’s Statement of Additional Information states that  the Fund may invest up to 5% of its assets in put and call options which trade on securities exchanges, Registrant does not have a present intention of making investments in options which would cause 5% of the Fund’s assets (at the time of such investment) to be invested in options.  Investments in options is not a “principal investment strategy of the Fund” and, accordingly, is not disclosed as such in the Registrant’s Prospectus dated as of July 29, 2009.

2.

The staff accountant who reviewed the filing has a question about the net realized loss of $914, 384 and the capital loss carry forwards as of March 31, 2010.

A representative of Registrant’s independent registered public accounting firm discussed this issue with Chad Eskildsen of the Office of Disclosure Review (Division of Investment Management).  That representative provided the following explanation to Mr. Eskildson:

Footnote 7 – Tax matters – The draft version of the annual report originally contained a net loss carry forward amount of $446,145 and listed 2010 as the expiration year for this amount. As part of the annual report review process it was determined that the eight year carryover time period for Regulated Investment Companies meant that the aforementioned amount had expired. The financial statements and the footnote were revised and disclosure of the amount was made in the footnote.

However; the realized loss on investments component of distributable earnings on a tax basis was not adjusted on the annual report that was filed. The amount was the amount prior to final adjustment.

In summary, the $913,384 (not $914,384) realized loss amount appearing in the footnote was not modified in the filing.  It is important to note that the uncorrected amount appeared only in the footnotes to the financial statements, rather than in the financial statements.

The representative of the independent registered public accounting firm has advised Registrant that, based upon his conversations with Mr. Eskildsen, it would not be necessary to amend the filing in order to correct the amount.  Moreover, the independent registered public accounting firm has expressed the opinion that the situation presented does not meet the restatement criteria set forthin Generally Accepted Accounting Principles.

3.

The Code of Ethics disclosures are incomplete.

This comment relates to Form N-CSR, Item 2.  If the Fund has a Code of Ethics for Senior Officers, it must be made available to the public in one of these ways:

•

Attach is as an exhibit to its annual report on Form N-CSR;

•

Post it on the Fund’s website; or

•

Provide it without charge to any person upon request.1

Registrant proposes to amend its most recent Form N-CSR filing to  Include the Fund’s Code of Ethics for Senior Officers as an exhibit.

4.

Make the Fund’s  most recent  Annual and Semi-Annual Reports available on the Fund’s website.

Registrant has uploaded its most recent Annual and Semi-Annual Reports to its website.

1 If the investment company elects to post the code on its website or undertakes to provide a copy, it must make the required disclosures about its website address or the manner for requesting a copy in its most recent semi-annual report.  Note that this requirement may limit current options.

We hope that this letter is responsive to the staff’s comments.  If the staff should require any additional information or would like to discuss the disclosure issues further, please contact me directly at 585-387-9000.

Sincerely,

Patricia C. Foster, Esq. PLLC

By:  /S/Patricia C. Foster

       Patricia C. Foster